Exhibit 99.1

RADVISION CALLS AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO APPROVE MERGER AGREEMENT WITH AVAYA AND RELATED MATTERS

TEL AVIV, Israel, March 21, 2012 – RADVISION® (Nasdaq: RVSN) issued today a Notice of Extraordinary General Meeting of Shareholders pursuant to its merger agreement with Avaya. As announced on March 15, 2012, the transaction, which was approved by the Board of Directors of both companies, is subject to the approval of RADVISION shareholders and customary closing conditions. At that time, RADVISION announced its intent to call an Extraordinary General Meeting of Shareholders to vote on the merger.  The notice of that meeting follows:

RADVISION LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of RADVISION Ltd. (the “Company”), will be held at 10:00 a.m. (local Israel time) on Monday, April 30, 2012, at the Company’s offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

1.
Agenda of the Meeting.  The purpose of the Meeting is to consider and vote upon the following matters: (i) To approve the Merger Agreement, dated as of March 14, 2012 (the "Merger Agreement"), by and among Avaya Inc., a Delaware corporation ("Parent"), Sonic Acquisition Ltd., an Israeli company and an indirect wholly owned subsidiary of the Parent ("Merger Sub"), and the Company, the merger of Merger Sub with and into the Company (with the Company continuing as the surviving company) (the "Merger") and the other transactions contemplated by the Merger Agreement, all as will be more fully described in the proxy statement that will be mailed to shareholders (the "Merger Proposal"); (ii) To approve an amendment to the indemnification agreements between the Company and the Company’s directors and certain officers, such that the maximum coverage to all indemnitees under such agreement will be changed from 50% of the net equity of the Company at the time that indemnification is made to 50% of the net equity of the Company as of December 31, 2011 (approximately $51 million); and (iii) To approve an increase in the aggregate coverage available under the Company's current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000.  If the Merger Proposal is approved and the Merger is subsequently consummated, each outstanding ordinary share of the Company will be automatically converted into the right to receive a payment in cash, without interest and less any applicable withholding tax, equal to $11.85.

2.	Summary of the Proposed Resolutions. At the Meeting, shareholders will be asked to approve the following resolutions:

1.
To approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all as will be more fully described in the proxy statement that will be mailed to shareholders.

2A.
To approve an amendment to the indemnification agreements between the Company and the Company’s directors serving from time to time in such capacity who are not considered controlling shareholders of the Company or related to them.

2B.
To approve an amendment to the indemnification agreements between the Company and the Company’s directors and officers serving from time to time in such capacity who are considered controlling shareholders of the Company or related to them (i.e., Messrs. Zohar Zisapel and Ephraim Wachtel) (the amendment to the indemnification agreements between the Company and other officers does not require shareholder approval and was already approved by the Audit Committee and Board of Directors of the Company).

3A.
To approve an increase in the aggregate coverage available under the Company's current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000 to be provided to directors of the Company serving from time to time in such capacity who are not considered controlling shareholders of the Company or related to them.

3B.
To approve an increase in the aggregate coverage available under the Company's current directors’ and officers’ liability insurance policy from $15,000,000 to $30,000,000 to be provided to directors and officers of the Company serving from time to time in such capacity who are considered controlling shareholders of the Company or related to them (i.e., Messrs. Zohar Zisapel and Ephraim Wachtel) (the increase in the aggregate coverage available under the Company's current directors’ and officers’ liability insurance policy with respect to other officers does not require shareholders approval and was already approved by the Audit Committee and Board of Directors of the Company).

3.
Majority Required for Adoption of the Foregoing Resolutions. The approval of the proposed resolution 1, 2A and 3A require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter. Proposed resolution 2B and 3B require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed 2% of the Company's outstanding ordinary shares.  In addition, in the event that resolutions 2B and 3B are approved by the requisite majority, they will be valid only for a period of 3 years.

4.
Record Date. The Board has set March 28, 2012 as the record date for the Meeting (the “Record Date”). Only shareholders of record owning the Company’s ordinary shares at the close of business on the Record Date are entitled to vote and attend the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting, together with a proof of ownership where required under applicable Israeli law. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card.

5.
Quorum.  The presence of at least two shareholders, holding at least one-third of our issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour (or within such longer time not exceeding one hour as the Chairman of the Meeting may decide) from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week, at the same time and place (unless such day falls on a public holiday either in Israel or the United States, in which case the Meeting will be adjourned to the first day, not being a Friday, Saturday or Sunday, which follows such public holiday). If within half an hour from the time designated for the reconvened Meeting a quorum is not present, the shareholders present in person, by proxy or by written ballot will constitute a quorum.

Copies of the full text of the proposed resolutions to be adopted at the Meeting may be reviewed, upon coordination in advance with Rael Kolevsohn, Adv. at Tel+ 972 3 767 9394 or Fax+ 972 3 767 9323 at the offices of RADVISION Ltd., 24 Raoul Wallenberg Street, Tel Aviv, Israel, Sunday – Thursday between 09:00 and 15:00.

Additional Important Information and Where to Find It
In connection with the Meeting, RADVISION will prepare and mail to its shareholders of record a proxy statement in the upcoming days describing the various matters to be voted upon at the Meeting, along with a proxy card enabling its shareholders to indicate their vote thereon. RADVISION will also furnish the proxy statement to the Securities and Exchange Commission (“SEC”) on Form 6-K in the upcoming days.  INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING WITH RESPECT TO THE TERMS AND CONDITIONS OF THE PROPOSED MERGER. The proxy statement and other documents may be obtained for free from the Company’s Web site at www.radvision.com or by directing such request to the RADVISION Legal Administrator at +972 3 767 9397 or celiag@radvision.com.

About RADVISION
Founded in 1992, RADVISION (Nasdaq: RVSN) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, Google+, LinkedIn, Twitter, and YouTube.

Forward-Looking Statements
Certain statements in this notice, including but not limited to those relating to the proposed merger transaction, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of RADVISION to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the merger transaction will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger transaction; the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the merger transaction; the failure of either party to meet the closing conditions set forth in the merger agreement; risks that the proposed merger transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; the distraction of management and RADVISION resulting from the proposed transaction; and the other risk factors discussed from time to time by RADVISION in reports filed or furnished with the SEC.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in RADVISION’s filings with the SEC, including RADVISION’s Annual Report on Form 20-F for the year ended December 31, 2010, under headings such as “Risk Factors” and “Operating and Financial Review and Prospects.” RADVISION undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

RADVISION Contacts:
For more information, please visit www.radvision.com

CONTACT:

RADVISION Corporate Contact:
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com

or

Corporate Contact:
Robert Romano
VP Global Marketing
Tel: +1 512-328-4617
rromano@radvision.com